UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
ALLIED INVESTMENT CORPORATION

(Name of Company)
C/O ALLIED CAPITAL CORPORATION
1919 PENNSYLVANIA AVE, NW
WASHINGTON DC 20006-2803

Address of Principal Business Office
(Number and Street, City, State and Zip Code)
(202) 331-1112

Telephone Number (including area code)
814-00161

File Number under the Securities Exchange Act of 1934

Basis for filing the notification of withdrawal:
Allied Investment Corporation, a Maryland corporation, is a wholly-owned subsidiary of Allied Capital Corporation. Allied Investment Corporation is licensed by the Small Business Administration (“SBA”) as a small business investment company (“SBIC”).
Allied Investment Corporation was merged with and into Allied Investments, LP on August 1, 2005 pursuant to the terms and conditions of that certain Agreement and Plan of Merger dated August 1, 2005, by and between Allied Investment Corporation and Allied Investments, LP pursuant to which Allied Investment Corporation was merged with and into Allied Investments, LP with Allied Investments, LP as the surviving corporation. Allied Investments, LP is neither a company excluded from the definition of an investment company by Section 3(c)(1) of the Act nor a business development company.
The Agreement and Plan of Merger Agreement was approved by Allied Investment Corporation’s sole shareholder on August 1, 2005.
SIGNATURE
     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the District of Columbia, on the 23 day of August, 2005.

[SEAL]	ALLIED INVESTMENTS, LP, successor to ALLIED INVESTMENT CORPORATION

By:	/s/ Kelly A. Anderson
	Name:	Kelly A. Anderson
	Title:	Executive Vice President and Treasurer

Attest:	/s/ Suzanne Sparrow

Name: Suzanne Sparrow Title: Secretary